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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST FINANCIAL EQUITY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. SCOTTSDALE ROAD, SUITE D-120
(No. and Street)

SCOTTSDALE	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFF HAVRE 480-951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE, MARCHAL & COOPER, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. CENTRAL AVENUE, 9TH FLOOR	PHOENIX	AZ	85004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RANDY SITZMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FINANCIAL EQUITY CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

K Brady

Notary Public

KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of First Financial Equity Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Financial Equity Corporation (an Arizona S-Corporation), (the "Company") as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Semple, Marchal & Cooper, LLP

We have served as the Company's auditor since 2016.

Phoenix, Arizona
February 27, 2018

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

FIRST FINANCIAL EQUITY CORPORATION

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$	882,476
Deposits with clearing organization		250,000
Commissions receivable		91,755
Prepaid expenses		525,169
Loans to shareholders		285,737
Property and equipment, net		9,956
Other assets		76,706
TOTAL ASSETS	$	2,121,799

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Financial Condition

December 31, 2017

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	4,807
Accrued salaries, commissions and related expenses		154,319
Accrued employee 401(k) liability		97,484
Deferred rent		364,665
Due to employees		58,354
Other accrued liabilities		185,846
Total Liabilities		865,475
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Common stock, $0.01 par value, 100,000 shares authorized, issued, and outstanding		1,000
Retained earnings		1,255,324
Total Shareholders' Equity		1,256,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,121,799

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Operations

For the Year Ended December 31, 2017

REVENUES	
Commissions	$ 17,126,700
Investment advisory fees	15,088,961
Interest income	4,027
Other income	808,278
Total Revenues	33,027,966
OPERATING EXPENSES AND LOSSES	
Clearing charges	828,960
Commissions and bonuses	20,811,839
General and administrative	10,438,049
Advertising	96,740
Interest expense	2,304
Total Operating Expenses	32,177,892
Net Income	$ 850,074

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balances December 31, 2016	$ 1,000	$ 806,220	$ 807,220
Net Income	-	850,074	850,074
Shareholders' Distributions	-	(400,970)	(400,970)
Balances December 31, 2017	$ 1,000	$ 1,255,324	$ 1,256,324

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net Income	$ 850,074
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	3,319
Interest added to shareholder loans	(3,605)
Commissions receivable	69,034
Prepaid expenses	(463,717)
Accounts payable	(25,799)
Due to employees	177
Accrued salaries, commissions and related expenses	257
Accrued employee 401(k) liability	25,243
Deferred rent	(38,674)
Other accrued expenses	(126,750)
Total adjustments	(560,515)
Net Cash Provided By Operating Activities	289,559
Cash Flows from Financing Activities:	
Shareholders' distributions	(400,000)
Net Cash Used in Financing Activities	(400,000)
Net Decrease in Cash and Cash Equivalents	(110,441)
Cash and Cash Equivalents at Beginning of Year	992,917
Cash and Cash Equivalents at End of Year	$ 882,476
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for interest	$ 2,304

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION:

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC") engages in the business of conducting security trades for clients and investment advisory services. FFEC operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. FFEC processes its trades through one clearing broker-dealer. FFEC has its headquarters office and main Office of Supervisory Jurisdiction ("OSJ") located in Scottsdale, Arizona. Other satellite OSJ offices are located in the following locations: Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); and San Diego, California. Other satellite non-OSJ offices are located in the following locations: Downtown Denver in Denver, Colorado; Long Beach, California; Waco, Texas; Casper, Wyoming; Shawnee Mission, Kansas; Wichita, Kansas; Fargo, North Dakota; Tucson, Arizona and Columbus, Ohio. FFEC was incorporated on May 1, 1985 and began operations on that date. FFEC has adopted a fiscal year end of December 31.

FFEC had a consolidated FFEC Insurance Marketing subsidiary in the prior year whose equity of $970 was distributed out in 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Commissions Receivable

At December 31, 2017, commissions receivable represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

Bad Debts

The Company uses the allowance method regarding uncollectible accounts receivable and uncollectible loans receivable. For the year ended December 31, 2017, the Company determined that under the allowance method for bad debts the allowance would be $0.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization Hilltop Securities. As of December 31, 2017, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Hilltop Securities are believed to be covered to the limit of federal depository insurance. The Company periodically may exceed the $250,000 FDIC limit; however, management does not deem this a significant risk.

Securities Owned

The Company periodically trades securities for its own account. These securities are carried at fair market value and the resulting realized gains/(losses) and changes in unrealized gains/(losses) are recorded in the statement of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities Owned (continued)

In accordance with the authoritative guidance on fair value measurements under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 – Inputs that are unobservable.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Securities	$ -	$ -	$ -	$ -

Cost and fair value of marketable equity securities at December 31, 2017 are as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities Owned (continued)

	Cost	Fair Market Value	Holding Gains/(Losses)
Equity Securities			
Securities	$ -	$ -	$ -

Net Investment Gains/(Losses)	
Changes in Unrealized Gains/(Losses)	$ 0
Realized Gains/(Losses)	40,071
Net Investment Gains/(Losses)	$ 40,071

The net investment gains of $40,071 are included in other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 to 7 years for financial statement purposes. The straight-line method of depreciation is used for financial statement purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2017 was $3,319.

The Company reviews its property and equipment whenever events indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Leases

The Company enters into operating leases for the use of office space. Rent expense related to these lease agreements is recorded on a straight-line basis.

Short Sale Obligations

The Company accounts for its short-sale obligations as trading securities that are stated at fair market value with changes in unrealized gains/(losses) accounted for in the current income/(loss) from operations. As of December 31, 2017, the Company had $0 in open short-sale positions.

Revenues

The Company's main sources of revenue are from trading commissions and investment advisory fees. The Company processes trades on the stock market for its clients and earns a commission as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company receives investment advisory fees monthly and quarterly, which are recognized as earned on a pro rata basis over the term of the contract. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid monthly and quarterly.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising expense of $96,740 during the year ended December 31, 2017.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently three open years for examination by federal and state taxing authorities: December 31, 2014, December 31, 2015 and December 31, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes (continued)

Management has determined that there are no uncertain tax positions taken by the Company.

3. RELATED PARTY TRANSACTIONS:

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2017:

Due to/from Related Parties:

Loans to Shareholders		
George Fischer	$207,200	
Ross Sindelar	78,537	
		$285,737

George Fischer was FFEC's majority shareholder and Ross Sindelar was a minority shareholder of FFEC prior to the ownership change in 2017. The loans are unsecured. Interest income in the amounts of $3,575 and $0 was accrued and increased the balance of the loans to shareholders for Mr. Fischer and Mr. Sindelar, respectively, during the year ended December 31, 2017. Accrued interest is included in Loans to Shareholders on the statement of financial condition. FFEC received no loan payments on the loans and did not issue any additional shareholder loans during the year ended December 31, 2017.

During 2017, the Company paid shareholder distributions in the following amounts: George Fischer - $360,000, Geoff Havre - $20,000, Ross Sindelar - $10,000, Melissa Strouse - $10,000. Total shareholder cash distributions were $400,000 for the year.

4. PROPERTY AND EQUIPMENT, NET:

The Company's property and equipment at December 31, 2017 is as follows:

Asset Category	Carrying Value
Furniture and fixtures	$ 19,618
Equipment	180,033
Leasehold improvements	5,577
Total property and equipment	205,228
Accumulated depreciation	(195,272)
Property and equipment, net	$ 9,956

4. PROPERTY AND EQUIPMENT, NET (continued):

The Company had depreciation expense of $3,319 during the year ended December 31, 2017.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000.

As of December 31, 2017, the Company had net capital of $358,756, which was $108,756 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2017 was $865,475.

6. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company has entered into lease agreements for office space in locations including each of the following: Scottsdale, Arizona; Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Downtown Denver in Denver, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); Tucson, Arizona; Long Beach, California; Wichita, Kansas; Shawnee Mission, Kansas; San Diego, California; and Fargo, North Dakota. Currently, the Company has not entered into office space related leases at its branch offices located in Columbus, Ohio; Waco, Texas; and Casper, Wyoming. These offices are leased pursuant to arrangements that do not result in obligations to the Company.

Monthly base rent lease payments range from approximately $1,000 to $50,000 and the leases expire beginning in 2017 and through 2022.

The Company also has operating leases relating to copier machines and other office machinery in several of its offices.

The Company had total rent expense of $1,750,404 for the year ended December 31, 2017.

6. COMMITMENTS AND CONTINGENCIES (continued):

Operating Leases (continued)

The following is a schedule of future minimum lease payments under these agreements:

For the year ending December 31,	
2018	$1,442,316
2019	1,218,118
2020	1,132,602
2021	1,079,575
2022 and beyond	147,876
Total	$5,020,487

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2017 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

FINRA has completed the examinations of First Financial Equity Corporation that began during 2013 and 2015. FINRA did note several exceptions in the examinations. The Company and the former Chief Compliance Officer (now Senior Compliance Officer) were presented with an Offer of Settlement relating to the 2013 and 2015 examinations, which included sanctions and a fine in the amount of $230,000. The Offer of Settlement was accepted by the Company and paid in full by December 31, 2017.

Litigation/Arbitrations involving Customer Complaints

FFEC was facing a customer complaint claiming losses in their accounts as of December 31, 2017. The arbitration is scheduled to take place in early 2018. The amount of any potential loss is unknown at this time, see below.

The Company is subject to certain claims and litigation, including unasserted claims in the normal course of business. The Company and its counsel are of the opinion that, based on information presently available, such legal matters will not have a material adverse effect on the financial position or results of operations of the Company as of December 31, 2017.

7. RESERVE REQUIREMENT:

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

8. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2017 of approximately .01% per annum. FINRA requires that the clearing organization keep this cash in a separate account.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2017:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Deposits with clearing organization: The carrying amount reported in the statement of financial condition for the deposit with clearing organization approximates its fair value because of the short maturity of these instruments.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued):

Securities owned: Fair values for securities owned are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations. Therefore, no reserve for non-performance has been established as of December 31, 2017.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing organization's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

10. EMPLOYEE BENEFIT PLAN:

The Company maintains a defined contribution 401(k) savings plan (the "Plan") covering substantially all full-time employees. Employees are permitted to make voluntary contributions to the Plan. In addition, the Company can make contributions to the Plan. These contributions are at the discretion of management, and are subject to certain limitations. For the year ended December 31, 2017, discretionary contributions made by the Company were $0.

11. SALE OF THE COMPANY:

During 2017, the Company's former shareholders entered into an agreement to sell all of their shares to a group of the Company's current officers. The agreement required regulatory approval from FINRA and the SEC and the Company received the approval and the transaction occurred in July 2017.

12. SUBSEQUENT EVENTS:

No events occurred subsequent to the December 31, 2017 statement of financial condition date and through February 28, 2018, the date the financial statements were issued, which require disclosure in these financial statements.

Supplemental Information

FIRST FINANCIAL EQUITY CORPORATION
Schedule of General and Administrative Expenses
For the Year Ended December 31, 2017

Bank charges	$	2,125
Bonding fees		16,268
Business promotion		8,755
Compliance expense		66,449
Continuing education		3,604
Depreciation expense		3,319
Dues and subscriptions		2,381
Employee expense		6,047,554
Information system expense		140,575
Insurance expense		34,077
Lease expense		1,750,404
Legal settlements		137,500
Licenses and regulatory fees		275,716
Meals and entertainment		107,680
Office expense		487,667
Outside services		133,111
Postage and delivery service		101,874
Professional fees		272,418
Referral fees		92,754
Repairs and maintenance		96,797
Telephone expense		160,398
Transfer and exchange expense		416,667
Travel		79,956
Total General and Administrative Expenses	$	10,438,049

FIRST FINANCIAL EQUITY CORPORATION
Supplemental Schedule of Computation of
Net Capital Under SEC Rule 15c3-1
As of December 31, 2017

NET CAPITAL		
Total Shareholders' Equity		$ 1,256,324
Deductions and/or charges		
Nonallowable assets:		
Property and equipment, net	9,956	
Other assets	887,612	
	897,568	897,568
Net capital before haircuts on securities positions (tentative net capital)		358,756
Haircuts on securities		
Security adjustment - long haircut position (rounded)	-	-
Net Capital		$ 358,756
Aggregate indebtedness		
Items included in the Statement of Financial Condition:		
Other accounts payable and accrued expenses		865,475
Total aggregate indebtedness		$ 865,475
Computation of basic net capital requirement		
Minimum net capital requirement - (6 2/3% of total aggregate indebtedness)		$ 57,698
Minimum net capital requirement of reporting broker-dealer		$ 250,000
Net capital requirement (greater of two amounts above)		$ 250,000
Net capital in excess of required minimum		$ 108,756
Excess net capital at 120% of requirement		$ 58,756
Ratio: Aggregate indebtedness to net capital		2.41 to 1
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 358,756
Adjustments:		
Total adjustments		-
Net Capital		$ 358,756

FIRST FINANCIAL EQUITY CORPORATION

Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders'
of First Financial Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Financial Equity Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Financial Equity Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First Financial Equity Corporation stated that First Financial Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Financial Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Financial Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 27, 2018

FIRST FINANCIAL EQUITY CORPORATION
Exemption Report

First Financial Equity Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Security and Exchange Commission (17 C.F.R. 240.17 a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

   2(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R 240.17a-5 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

This exemption was allowable without exception for the period January 1, 2017 through December 31, 2017.

I, Jeff Graves, affirm that, to the best of knowledge and belief, this Exemption Report is true and correct.

Jeff Graves
President/CEO

Dated: 2.21.18

Financial Statements
Report of Independent Public Accounting Firm
and Supplemental Information

First Financial Equity Corporation
BD# 16507

Year Ended December 31, 2017